REGISTRATION RIGHTS AGREEMENT
Dated as of November 30, 2006
By
SATÉLITES MEXICANOS, S.A. de C.V.
for the benefit of
CERTAIN HOLDERS OF
ITS SECOND PRIORITY SENIOR SECURED NOTES DUE 2013

REGISTRATION RIGHTS AGREEMENT
          This Registration Rights Agreement (this “Agreement”) is dated as of November 30, 2006, by SATÉLITES MEXICANOS, S.A. de C.V., a corporation (sociedad anónima) duly organized and existing under the laws of the United Mexican States (the “Company”), for the benefit of each of the Holders of the Registrable Securities (as such terms are defined below).
RECITALS
          WHEREAS, this Agreement is entered into in connection with the Company’s Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”), issued or to be issued pursuant to the terms of the Second Priority Senior Secured Note Indenture (as defined below);
          NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:
ARTICLE I.
     Section 1. Definitions. For purposes of this Agreement:
          “Additional Participant” shall have the meaning assigned to it in Section 2(c)(ii) hereof.
          “Additional Securities” shall have the meaning assigned to it in Section 2(c)(ii) hereof.
          “Affiliate” means with respect to any Person, (i) any other Person of which securities or other ownership interests representing more than 50% of the voting interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person or (ii) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person including, without limitation, any venture capital fund now or hereafter existing that is Controlled by, or under common Control with, one or more of the same general partners or managing members as such Person or shares the same management company with such Person. As used herein, “Control”, whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities or otherwise.
          “Bankruptcy Code” means title 11, United States Code, as amended from time to time.
          “Board” means the board of directors of the Company.
          “Claim” shall have the meaning assigned to it in Section 6(a) hereof.

          “Company Indemnified Parties” shall have the meaning assigned to it in Section 6(b) hereof.
          “Delay Fee” shall have the meaning assigned to it in Section 3(a) hereof.
          “Delay Fee Payment Date” shall have the meaning assigned to it in Section 3(b) hereof.
          “Demand Request” shall have the meaning assigned to it in Section 2(a) hereof.
          “Equity Trust” means the trust to be established pursuant to the equity trust agreement as more fully described in the Company’s First Amended Plan of Reorganization.
          “Equity Trust Registration Rights Agreement” means that certain agreement of even date herewith by the Company for the benefit of certain holders of Trust Interests (as defined therein).
          “Exchange Act” means the Securities Exchange Act of 1934, as amended or any successor federal statute in effect, and the rules and regulations of the SEC promulgated thereunder, all as the same may be in effect from time to time.
          “First Priority Notes” means the Company’s First Priority Senior Secured Notes due 2011, issued or to be issued pursuant to the terms of the First Priority Senior Secured Notes Indenture, to the extent such notes are subject to the exercise of piggyback rights under the First Priority Note Registration Rights Agreement.
          “First Priority Notes Registration Rights Agreement” means that certain Agreement of even date herewith by the Company for the benefit of certain holders of First Priority Notes.
          “First Priority Senior Secured Note Indenture” means the Indenture, dated as of November 30, 2006, by and between the Company, as issuer, each of the guarantors named therein, and HSBC Bank USA, National Association, as trustee, pursuant to which the First Priority Notes are being issued, as amended, modified and/or supplemented from time to time in accordance with the terms thereof.
          “Holder” or “Holders” means a Person that (i) (A) together with its Affiliates, as of the date hereof, is the beneficial owner of five percent (5%) or more of the Second Priority Notes or, (B) at any time is a beneficial owner of Second Priority Notes and has an officer or employee that serves as, or such Person otherwise designates, a director or officer of the Company, and is listed on Schedule A hereto, and (ii) determines, in the exercise of its reasonable discretion, that such Person (or such Person and/or its Affiliates) cannot transfer such Registrable Securities without registration under the Securities Act (without regard to whether an exemption from registration is available, other than pursuant to an exemption under section 1145 of the Bankruptcy Code), together with any permitted transferee of such Person under Section 9 hereof.

          “Holder Indemnified Parties” shall have the meaning assigned to it in Section 6(a) hereof.
          “Indemnified Party” shall have the meaning assigned to it in Section 6(c) hereof.
          “Indemnifying Party” shall have the meaning assigned to it in Section 6(c) hereof.
          “Inspector” shall have the meaning assigned to it in Section 4(a)(ii) hereof.
          “Losses” shall have the meaning assigned to it in Section 6(a) hereof.
          “Majority in Interest of the Participating Holders” shall have the meaning assigned to it in Section 2(c)(i) hereof.
          “NASD” means the National Association of Securities Dealers, Inc.
          “Participating Holders” means Holders participating, or electing to participate, in an offering of Registrable Securities pursuant to this Agreement.
          “Participation Request” shall have the meaning assigned to it in Section 2(a)(i).
          “Person” means any individual, firm, corporation, company, partnership, trust, incorporated or unincorporated association, limited liability company, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.
          “Prospectus” means the prospectus included in any Registration Statement.
          “Registrable Securities” means each Second Priority Note; provided, however, that Second Priority Notes considered to be Registrable Securities shall cease to be Registrable Securities (A) upon the sale thereof pursuant to an effective registration statement, (B) upon the sale thereof pursuant to Rule 144 (or successor rule) under the Securities Act, (C) when such securities cease to be outstanding or (D) in a private transaction where the transferor’s rights under this Agreement are not assigned, or are improperly assigned, pursuant to the terms and conditions of this Agreement; provided, further, solely for purposes of Section 2(c)(ii). the term Registrable Securities shall include each First Priority Note.
          “Registration Default” shall have the meaning assigned to it in Section 3(a) hereof.
          “Registration Expenses” mean all reasonable and documented expenses (other than any underwriting discounts and commissions) arising from or incident to the performance hereof, or compliance herewith, including, without limitation, (i) SEC, stock exchange, NASD and other registration and filing fees, (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort letters” required in connection with or incident to any registration), (v) the fees, charges and disbursements of any advisors or special experts retained by the Company in connection with any registration pursuant to the terms of this Agreement, (vi) all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (vii) the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or Nasdaq and (viii) Securities Act liability insurance (if the Company elects to obtain such insurance), regardless of whether any Registration Statement filed in connection with such registration is declared or otherwise becomes effective. “Registration Expenses” shall also include fees, charges and disbursements of one (1) firm of U.S. counsel to all of the Participating Holders and one (1) firm of Mexican counsel to all of the Participating Holders; provided, however, that the Registration Expenses shall be in the maximum amount of (a) $75,000 for fees and expenses incurred in connection with complying with blue sky laws and (b) $125,000 for printing expenses.
          “Registration Statement” means any registration statement of the Company filed with the SEC on the appropriate form pursuant to the Securities Act, including without limitation, Form F-1 (or Form F-3, if such form may be utilized by the Company), which covers the Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.
          “Requesting Holders” shall have the meaning assigned to it in Section 2(a) hereof.
          “Request Notice” shall have the meaning assigned to it in Section 2(a) hereof.
          “SEC” or “Commission” means the United States Securities and Exchange Commission.
          “Second Priority Notes” shall have the meaning assigned to it in the Recitals hereto.
          “Second Priority Senior Secured Note Indenture” means the Indenture, dated as of November 30, 2006, by and between the Company, as issuer, each of the guarantors named therein, and Wells Fargo Bank, National Association, as trustee, pursuant to which the Second Priority Notes are being issued, as amended, modified and/or supplemented from time to time in accordance with the terms thereof.
          “Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute and the rules and regulations of the Commission promulgated thereunder, as the same may be in effect from time to time.

          “Selling Expenses” shall mean the underwriting fees, discounts, selling commissions and stock transfer taxes applicable to all Registrable Securities registered by the Participating Holders.
          “Suspension Period” shall have the meaning assigned to it in Section 2(d)(iv) hereof.
          “Valid Business Reason” shall have the meaning assigned to it in Section 2(d)(i) hereof.
     Section 2. Demand Registration.
          (a) Request by Holders. If the Company receives at any time after the date that is the six (6) month anniversary of the date of this Agreement a written request from Holders (the “Requesting Holders”) that the Company register Registrable Securities held by such Requesting Holders (a “Demand Request”), then the Company shall, within ten (10) days after receipt of such Demand Request, give written notice of such request (“Request Notice”) to (A) all Holders and (B) all Holders as defined in the Equity Trust Registration Rights Agreement. Each Demand Request shall (x) specify the outstanding principal amount of Registrable Securities that the Requesting Holders intend to sell or dispose of, and (y) state the intended method or methods of sale or disposition of such Registrable Securities. Following receipt of a Demand Request, the Company shall:
          (i) cause to be filed or, if permitted by the Securities Act, confidentially submitted, within sixty (60) days of the date of delivery to the Company of the first Demand Request and within thirty (30) days of the date of delivery to the Company of any second or third Demand Request (subject to Section 2(d)(ii) hereof), a Registration Statement covering such Registrable Securities which the Company has been so requested to register by the Requesting Holders and other Holders of Registrable Securities who request to the Company that their Registrable Securities be registered within ten (10) days after such Request Notice is deemed given to such Holders in accordance with Section 12 hereof (a “Participation Request”), providing for the registration under the Securities Act of such Registrable Securities to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended method of distribution specified in such Demand Request; and
          (ii) use commercially reasonable efforts to have such Registration Statement declared or otherwise become effective by the SEC as soon as practicable thereafter.
          (b) Effective Registration Statement. A registration requested pursuant hereto shall not be deemed to have been effected and the respective Demand Request shall be deemed to have not been made for purposes of Section 2(d)(ii):
          (i) unless a Registration Statement with respect to the Demand Request has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Holders thereof set forth in such Registration Statement; provided that such Registration Statement shall not be required to remain effective for more than seventy-five (75) days; and
          (ii) if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason and has not thereafter become effective, or if the offering of Registrable Securities is not consummated for any reason.
          (c) Selection of Underwriters; Priority for Demand Registrations.
          (i) In the event that the Requesting Holders intend to distribute the Registrable Securities covered by the Demand Request by means of an underwriting, they shall so advise the Company as part of the Demand Request and the Company shall include such information in the Request Notice. The managing underwriter for such underwriting shall be one or more reputable nationally recognized investment banks selected by Participating Holders owning a majority of the Registrable Securities included in such Registration Statement (a “Majority in Interest of the Participating Holders”) subject to the approval of the Company, which approval shall not be unreasonably withheld, delayed or conditioned. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided in this Section 2(c). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.
          (ii) Notwithstanding any other provision hereof, if the managing underwriter of an underwritten public offering determines and advises the Participating Holders and the Company in writing that the inclusion of all securities proposed to be included by the Company and any other holders of Company securities requesting inclusion of their securities in the underwritten public offering other than the Participating Holders would adversely interfere with the successful marketing of the Registrable Securities, then the Company and the other holders of Company securities shall not be permitted to include any securities in excess of the amount, if any, of securities which the managing underwriter of such underwritten public offering shall reasonably and in good faith agree in writing to include in such public offering in addition to the amount of Registrable Securities to be registered for accounts of the Participating Holders. If the managing underwriter concludes that less than all of the Registrable Securities which the Participating Holders propose to include in the offering can be successfully sold in the offering, the managing underwriter will be obligated to include in such Registration Statement, in the following order of priority: first, as to each Participating Holder of Registrable Securities, only that portion of the Registrable Securities such Participating Holder has requested be registered equal to the ratio which such Participating Holder’s requested Registrable Securities bears to the total number of

Registrable Securities requested to be included in such Registration Statement by all Participating Holders who have requested that their Registrable Securities be included in such Registration Statement; and second, as to each holder (each, an “Additional Participant”) of any other securities included in such Registration Statement (the “Additional Securities”), only that portion of the Additional Securities such Additional Participant has requested be registered equal to the ratio which such Additional Participant’s requested Additional Securities bears to the total number of Additional Securities requested to be included in such Registration Statement by all Additional Participants who have requested that their Additional Securities be included in such Registration Statement.
          (d) Limitations on Demand Registrations.
          (i) The Company may delay making a filing of a Registration Statement or taking action in connection therewith by not more than sixty (60) days after receipt of a Demand Request if the Company provides a written certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the Holders, prior to the time it would otherwise have been required to file or confidentially submit such Registration Statement or take such action pursuant to this Section 2, stating that the Board has determined in good faith that if such Registration Statement (or an amendment thereto) were filed or confidentially submitted and such Registration Statement (or amendment) were to become effective, or remain effective for the time otherwise required for such Registration Statement to remain effective, then such action either would (A) materially adversely affect a significant financing, acquisition, disposition, merger or other material transaction, (B) require pursuant to applicable law premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (C) render the Company unable to comply with requirements under the Securities Act or the Exchange Act (each, a “Valid Business Reason”) and that it is therefore beneficial to defer the filing or confidential submission of the Registration Statement; provided, however, that such right to delay a Demand Request shall be exercised by the Company not more than three (3) times in any twelve (12) month period and the Company shall only have the right to delay a Demand Request so long as such Valid Business Reason exists, and during such time the Company may not file a Registration Statement for securities to be issued and sold for its own account or for that of anyone else; provided, further, that the Company may, in the event it exercises such right more than one (1) time in accordance with the immediately preceding proviso, delay making a filing of a Registration Statement or taking action in connection therewith for a maximum aggregate of ninety (90) days in any twelve (12) month period.
          (ii) The Company shall only be obligated to effect three (3) Demand Requests pursuant to this Section 2. For purposes of this Section 2(d)(ii), any Demand Request made pursuant to Section 2 of the Equity Trust Registration Rights Agreement shall be deemed to be a Demand Request made pursuant to this Agreement (and shall reduce the number of Demand Requests that may be made hereunder), provided, that (i) the Company shall give a notice to all Holders herein of the right to participate in any registration to be made under the Equity Trust Registration Rights Agreement (with respect to the Registrable Securities herein) on the same terms as contained herein as are applicable to any Holder giving a Participation Request herein, (ii) the offering of the Registrable Securities to be registered pursuant to such Participation Request by the Holders is registered pursuant to such Registration Statement, and (iii) such registration is deemed effected in accordance with Section 2(b) herein.
          (iii) The Company shall not be obligated to effect a registration and shall not effect a registration pursuant to a Demand Request unless the aggregate principal amount of all Registrable Securities to be included in such Registration Statement is (x) at least $15,000,000 or (y) such lesser amount that represents at least seventy five percent (75%) of the aggregate principal amount of all Registrable Securities.
          (iv) Notwithstanding the foregoing, the Company may suspend the use of a Prospectus if the Company provides written notice to all Participating Holders stating that the Board has determined in good faith that a Valid Business Reason exists to suspend the use of such Prospectus or during any period prior to the amendment or supplement of a Prospectus if such Prospectus is required to be amended or supplemented in accordance with Section 4(a)(vii). Upon receipt of such notice, each such Participating Holder shall immediately discontinue any sales of Registrable Securities pursuant to such Prospectus until such Participating Holder has received copies of a supplemented or amended Prospectus or until such Participating Holder is advised in writing by the Company that the then current Prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. Notwithstanding anything to the contrary herein, the Company shall not be entitled to suspend use of the Prospectus under this Section 2(d)(iv) for more than an aggregate of seventy-five (75) days in any 365 day period and no single suspension shall be longer than forty-five (45) days (the “Suspension Period”).
          (e) Cancellation of Registration. A Majority in Interest of the Participating Holders shall have the right to cancel a proposed registration of Registrable Securities pursuant to this Section 2 when:
          (i) in their discretion, market conditions are so unfavorable as to be seriously detrimental to an offering pursuant to such registration; or
          (ii) the request for cancellation is based upon material adverse information relating to the Company that is different from the information known to the Requesting Holders at the time of the Demand Request.
Subject to Section 5 hereof, any registration so cancelled shall not be counted as one of the three (3) Demand Requests pursuant to Section 2(d)(ii) and notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the expenses of the Participating Holders incurred in connection with the registration prior to the time of cancellation.
     Section 3. Delay Fee.

          (a) The Company agrees that the Holders will suffer damages if the Company fails to fulfill its obligations under Section 2 hereof and that it would not be feasible to ascertain the extent of such damages with precision. Accordingly:
          (i) if the Company fails to file a Registration Statement with the Commission within the number of days required by Section 2(a)(i) hereof (subject to Section 2(d)(i) hereof); or
          (ii) if, after a Registration Statement is declared or otherwise becomes effective, it thereafter ceases to be effective or usable for any reason, including, but not limited to, the events described in Sections 4(a)(v) through 4(a)(vii) hereof (other than in connection with a Suspension Period);
(each such event referred to in the preceding clauses (i) and (ii), a “Registration Default”), then the Company will pay a delay fee (the “Delay Fee”) on the Registrable Securities calculated for the period from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. The Delay Fee shall be calculated as a percentage of the aggregate principal amount of all Registrable Securities included or required to be included in such Registration Statement, and the percentage rate will be .25% per annum for the first thirty (30) day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional .25% per annum for each thirty (30) day period thereafter until all Registration Defaults have been cured, provided that the maximum Delay Fee rate shall be 1.00% per annum from and including the date on which any such Registration Default shall occur to but excluding the earlier of (1) the date on which all Registration Defaults have been cured or (2) the date on which all the Registrable Securities included or required to be included in such Registration Statement cease to be Registrable Securities. Such Delay Fee will be in addition to any interest payable from time to time with respect to the Registrable Securities. If, after the cure of all Registration Defaults then in effect, there is a subsequent Registration Default, the Delay Fee rate for such subsequent Registration Default shall initially be 0.50% regardless of the rate in effect with respect to any prior Registration Default at the time of cure of such Registration Default. Notwithstanding the foregoing, the amount of Delay Fee payable shall not increase because more than one Registration Default has occurred and is pending.
          (b) So long as Registrable Securities remain outstanding, the Company shall notify the Participating Holders within ten (10) days after each and every date on which a Registration Default occurs. Any Delay Fee will be payable by the Company in cash and be paid at the same time as each quarterly payment of interest on the Notes (each, a “Delay Fee Payment Date”), commencing with the first such date occurring after any such Delay Fee commences to accrue, to Participating Holders with respect to Registrable Securities included or required to be included in such Registration Statement. The amount of Delay Fee for Registrable Securities will be determined by multiplying the applicable Delay Fee rate by the aggregate principal amount of all such Registrable Securities included or required to be included in such Registration Statement on the Delay Fee Payment Date following such Registration Default in the case of the first such payment of Delay Fee (and thereafter at the next succeeding Delay Fee Payment Date until the cure of such Registration Default), and then multiplying such figure by a fraction, the numerator of which is the number of days such Delay Fee rate was applicable during such period determined on the basis of a 360-day year comprised of twelve thirty (30) day months (and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.
     Section 4. Registration Procedures. (a) Obligations of the Company. Whenever registration of Registrable Securities is required pursuant to this Agreement, the Company shall use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as promptly as possible, and in connection with any such request, the Company shall:
          (i) Preparation of Registration Statement; Effectiveness. Prepare and file with the SEC (in any event not later than the number of days set forth in Section 2(a)(i) hereof (subject to the provisions of Section 2(d)(i) hereof)) a Registration Statement, pursuant to which such offering may be made in accordance with the intended method of distribution thereof (except that the Registration Statement shall contain such information as may reasonably be requested for marketing or other purposes by the managing underwriter), and use commercially reasonable efforts to cause any registration required hereunder to become effective as soon as practicable after the initial filing thereof and remain effective for a period of not less than seventy-five (75) days (or such shorter period in which all Registrable Securities have been sold in accordance with the methods of distribution set forth in the Registration Statement);
          (ii) Participation in Preparation. Provide any Participating Holder, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any Participating Holder or underwriter (each, an “Inspector” and, collectively, the “Inspectors”), the opportunity to participate (including, but not limited to, reviewing, commenting on and attending all meetings) in the preparation of such Registration Statement, each Prospectus included therein or filed with the SEC and each amendment or supplement thereto;
          (iii) Due Diligence. For a reasonable period prior to the filing of any Registration Statement pursuant to this Agreement, make available for inspection and copying by the Inspectors such financial and other information and books and records, pertinent corporate documents and properties of the Company and its subsidiaries and cause the officers, directors, employees, counsel and independent certified public accountants of the Company and its subsidiaries to respond to such inquiries and to supply all information reasonably requested by any such Inspector in connection with such Registration Statement, as shall be reasonably necessary, in the judgment of the Inspectors, to conduct a reasonable investigation within the meaning of the Securities Act; provided, that, the Company may require each Inspector to sign a confidentiality agreement prior to providing access to such information;
          (iv) General Notifications. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold, (A) when such Registration Statement or the Prospectus included therein or any Prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to any such Registration Statement or any post-effective amendment, when the same has become effective, (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and (C) of any written comments by the SEC and by the blue sky or securities commissioner or regulator of any state with respect thereto or (D) of any request by the SEC for any amendments or supplements to such Registration Statement or the Prospectus or for additional information;
          (v) 10b-5 Notification. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold pursuant to any Registration Statement at any time when a Prospectus relating thereto is required to be delivered under the Securities Act upon discovery that, or upon the happening of any event as a result of which, any Prospectus included in such Registration Statement (or amendment or supplement thereto) contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall promptly prepare a supplement or amendment to such Prospectus and file it with the SEC (in any event no later than ten (10) days following notice of the occurrence of such event to each Participating Holder, the sales or placement agent and the managing underwriter (subject to Section 2(d)(iv) hereof)) so that after delivery of such Prospectus, as so amended or supplemented, to the purchasers of such Registrable Securities, such Prospectus, as so amended or supplemented, shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;
          (vi) Notification of Stop Orders; Suspensions of Qualifications and Exemptions. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold of the issuance by the SEC of (A) any stop order issued or threatened to be issued by the SEC or (B) any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and the Company agrees to use commercially reasonable efforts to (x) prevent the issuance of any such stop order, and in the event of such issuance, to obtain the withdrawal of any such stop order and (y) obtain the withdrawal of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction at the earliest practicable date;
          (vii) Amendments and Supplements; Acceleration. (A) Prepare and file with the SEC such amendments and supplements to each Registration Statement as may be necessary to comply with the provisions of the Securities Act, including post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable time period required hereunder and if applicable, file any Registration Statements pursuant to Rule 462(b) under the Securities Act; (B) cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424

(or any similar provisions then in force) promulgated under the Securities Act; (C) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; and (D) if a Majority in Interest of the Requesting Holders so request, request acceleration of effectiveness of the Registration Statement from the SEC and any post-effective amendments thereto, if any are filed; provided, however, that at the time of such request, the Company does not in good faith believe that it is necessary to amend further the Registration Statement in order to comply with the provisions of this subparagraph; and, provided, further, if the Company wishes to further amend the Registration Statement prior to requesting acceleration, it shall use commercially reasonable efforts to so amend as promptly as practicable prior to requesting acceleration.
          (viii) Copies. Furnish as promptly as practicable to each Participating Holder and Inspector prior to filing a Registration Statement or any supplement or amendment thereto, copies of such Registration Statement, supplement or amendment as it is proposed to be filed, and after such filing such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as each such Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder;
          (ix) Blue Sky. Use commercially reasonable efforts to, prior to any public offering of the Registrable Securities, register or qualify (or seek an exemption from registration or qualifications) such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Participating Holder or underwriter may request, and to continue such qualification in effect in each such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as a Participating Holder or underwriter requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any Participating Holder to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent of process in any such states or jurisdictions or subject itself to material taxation in any such state or jurisdiction, but for this subparagraph;
          (x) Other Approvals. Use commercially reasonable efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the Participating Holders and underwriters to consummate the disposition of Registrable Securities;
          (xi) Agreements. Enter into and perform customary agreements (including any underwriting agreements in customary form), and take such other actions as may be reasonably required in order to expedite or facilitate the disposition of Registrable Securities;
          (xii) “Cold Comfort” Letter. Obtain a “cold comfort” letter from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter may reasonably request, and reasonably satisfactory to a Majority in Interest of the Participating Holders;
          (xiii) Legal Opinion. Furnish, at the request of any underwriter of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the Holders, and the placement agent or sales agent, if any, thereof and the underwriters, if any, thereof, covering such legal matters with respect to the registration in respect of which such opinion is being given as such underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a Majority in Interest of the Participating Holders;
          (xiv) SEC Compliance, Earnings Statement. Use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC and make available to its shareholders, as soon as reasonably practicable, but no later than fifteen (15) months after the effective date of any Registration Statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of such Registration Statement, in a manner which satisfies the provisions of Section ll(a) of the Securities Act and Rule 158 thereunder;
          (xv) Certificates, Closing. Provide officers’ certificates and other customary closing documents;
          (xvi) NASD. Cooperate with each Participating Holder and each underwriter participating in the disposition of such Registrable Securities and underwriters’ counsel in connection with any filings required to be made with the NASD;
          (xvii) Transfer Agent, Registrar and CUSIP. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereto and a CUSIP number for all such Registrable Securities, in each case, no later than the effective date of such registration; and
          (xviii) Commercially Reasonable Efforts. Use commercially reasonable efforts to take all other actions necessary to effect the registration of the Registrable Securities contemplated hereby.
          (b) Holder Information. The Company may require each Participating Holder as to which any registration of such Holder’s Registrable Securities is being effected to furnish to the Company such information regarding such Participating Holder and such Participating Holder’s method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing. If a Participating Holder refuses to provide the Company with any of such information on the grounds that it is not necessary to include such information in the Registration Statement, the Company may exclude such Participating Holder’s Registrable Securities from the Registration Statement if the Company provides such Participating Holder with an opinion of counsel to the effect that such information must be included in the Registration Statement and such Participating Holder continues thereafter to withhold such information. The exclusion of a Participating Holder’s Registrable Securities shall not affect the registration of the other Registrable Securities to be included in the Registration Statement.
          (c) Notice to Discontinue. Each Participating Holder whose Registrable Securities are covered by a Registration Statement filed pursuant to this Agreement agrees that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 4(a)(v), such Participating Holder shall forthwith discontinue the disposition of Registrable Securities until such Participating Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(a)(v) or until it is advised in writing by the Company that the use of the Prospectus may be resumed and has received copies of any additional or supplemental filings which are incorporated by reference into the Prospectus, and, if so directed by the Company in the case of an event described in Section 4(a)(v), such Participating Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Participating Holder’s possession, of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement is to be maintained effective by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4(a)(v) to and including the date when the Participating Holder shall have received the copies of the supplemented or amended Prospectus contemplated by, and meeting the requirements of, Section 4(a)(v).
     Section 5. Registration Expenses. Except as otherwise provided herein, all Registration Expenses shall be borne by the Company; provided, however, that, unless Holders owning a majority of the Second Priority Notes then outstanding agree to forfeit their right to one (1) Demand Request, the Company shall not be required to pay for any Registration Expenses of any registration commenced as a result of a Demand Request that is subsequently withdrawn or canceled by at least a Majority in Interest of the Participating Holders, in which case the Participating Holders shall bear such Registration Expenses pro rata on the basis of the number of Registrable Securities proposed to be registered for their respective accounts; and, provided further, however, if a withdrawal or cancellation of the registration is pursuant to Section 2(e)(ii), then the Participating Holders shall not be required to pay any Registration Expenses in connection with such registration and shall not forfeit their right to one (1) Demand Request and shall retain their rights pursuant to Section 2. All Selling Expenses relating to Registrable Securities registered shall be borne by the Participating Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities so registered.
     Section 6. Indemnification.
          (a) Indemnification by the Company. In the event any Registrable Securities are included in a Registration Statement, the Company will indemnify and hold harmless to the fullest extent permitted by law each Holder, each of its directors, officers, employees, advisors, agents, stockholders, members, general partners and limited partners (and the directors, officers, employees, advisors, agents, stockholders, members, general partners and limited partners thereof), their respective Affiliates and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of such Persons (collectively, “Holder Indemnified Parties”) from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and other charges of counsel, any amounts paid in settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed, and any costs incurred in enforcing the Company’s indemnification obligations hereunder) or other liabilities (collectively, “Losses”) to which any such Holder Indemnified Party may become subject under the Securities Act, the Exchange Act, any other federal, state or foreign law or any rule or regulation promulgated thereunder, or under any common law or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) are resulting from or arising out of or based upon (i) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, including any Prospectus or preliminary Prospectus contained therein or any amendments or supplements thereto, or any document incorporated by reference in any of the foregoing or resulting from or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made), not misleading or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other federal law, any state or foreign securities law, or any rule or regulation promulgated under any of the foregoing laws, relating to the offer or sale of the Registrable Securities, and in any such case the Company will promptly reimburse each such Holder Indemnified Party for any legal and any other Losses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability, action or investigation or proceeding (collectively, a “Claim”), provided, however, that the Company shall not be liable to any Company Indemnified Party for any Losses that arise out of or are based upon (x) written information provided by a Holder Indemnified Party expressly for use in the Registration Statement or (y) sales of Registrable Securities by a Holder Indemnified Party to a person to whom there was not sent or given, at or before the written confirmation of such sale, a copy of the Prospectus (excluding documents incorporated by reference) or the Prospectus as then amended or supplemented (excluding documents incorporated by reference) if the Company has previously furnished in a timely manner a reasonable number of copies thereof to such Holder Indemnified Party in compliance with this Agreement and the Losses of such Holder Indemnified Party results from an untrue statement or omission of a material fact contained in such preliminary Prospectus which was corrected in the Prospectus (or the Prospectus as then amended or supplemented). Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Indemnified Parties and shall survive the transfer of Registrable Securities by such Holder Indemnified Parties.
          (b) Indemnification by Holders. In connection with any proposed registration in which a Holder is participating pursuant to this Agreement, each such Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, any underwriter retained by the Company and their respective directors, officers, partners, employees, advisors, agents, stockholders, members, general partners and limited partners, and their respective Affiliates, and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of such Persons (collectively, “Company Indemnified Parties”) to the same extent as the foregoing indemnity from the Company to the Holders as set forth in Section 6(a) (subject to the exceptions set forth in the foregoing indemnity, the proviso to this sentence and applicable law), but only with respect to any information furnished in writing by such Holder expressly for use in the Registration Statement; provided, however, that the liability of any Holder under this Section 6(b) shall be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability. Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of the Company Indemnified Parties and shall survive the transfer of Registrable Securities by such Holder.
          (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the “Indemnified Party”) agrees to give prompt written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that, the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder unless and to the extent such Indemnifying Party is materially prejudiced by such failure. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel satisfactory to the Indemnified Party in its reasonable judgment or (iii) the Indemnified Party reasonably believes that the joint representation of the Indemnified Party and any other party in such proceeding (including but not limited to the Indemnifying Party) would be inappropriate due to actual or potential differing interests between such Indemnified Party and the other party represented by the same counsel. In the case of clause (ii) above and (iii) above, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any Indemnified Party. The rights afforded to any Indemnified Party hereunder shall be in addition to any rights that such Indemnified Party may have at common law, by separate agreement or otherwise.

          (d) Contribution. If the indemnification provided for in this Section 6 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses referred to herein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative faults of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 6(d) shall be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 6(a), Section 6(b) and Section 6(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(d) from any Person who was not guilty of such fraudulent misrepresentation.
          (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.
          (f) Unless otherwise superceded by an underwriting agreement entered into in connection with an underwritten public offering, the obligations of the Company and Holders under this Section 6 shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Section 6, and shall survive the termination of this Agreement.
     Section 7. Rule 144 and Rule 144A; Other Exemptions. With a view to making available to the Holders the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company covenants that it will (i) file in a timely manner all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and (ii) take such further action as each Holder may reasonably request (including, but not limited to, providing any information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act), at all times from and after the date that is sixty (60) days after the date of this Agreement, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 and Rule 144A (if available with respect to resales of the Registrable Securities) under the Securities Act, as such rules may be amended from time to time or (y) any other rules or regulations now existing or hereafter adopted by the SEC. Upon the written request of a Holder, the Company shall deliver to the Holder a written statement as to whether it has complied with such requirements. The Company will use commercially reasonable efforts to assist a Holder in facilitating private sales of Registrable Securities by, among other things, providing officers’ certificates and other customary closing documents reasonably requested by a Holder.
     Section 8. Certain Limitations On Registration Rights. No Holder may participate in any Registration Statement hereunder involving an underwritten public offering unless such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents reasonably required under the terms of the underwriting arrangements made in connection with such Registration Statement and agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting agreement approved by the Holder or Holders entitled hereunder to approve such arrangements; provided, however, that no such Holder shall be required to make any representations or warranties to the Company or the underwriters in connection with any such registration other than representations and warranties as to (i) such Holder’s ownership of its Registrable Securities to be sold or transferred, (ii) such Holder’s power and authority to effect such transfer and (iii) such matters pertaining to compliance with securities laws as may be reasonably requested. Such Holders of Registrable Securities to be sold by such underwriters may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of the Company to and for the benefit of such underwriters, shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of the underwriters under the underwriting agreement be conditions precedent to the obligations of the Holders.
     Section 9. Transfer of Registration Rights. The rights of a Holder hereunder may be transferred or assigned in connection with a transfer of Registrable Securities to (i) any Affiliate of a Holder, (ii) any subsidiary, parent, general partner, limited partner, stockholder or member of a Holder and any retired general partner or retired managing member of a Holder, (iii) any family member or trust for the benefit of any Holder or (iv) any transferee who, after such transfer, continues to hold Registrable Securities. Notwithstanding the foregoing, such rights may only be transferred or assigned provided that all of the following additional conditions are satisfied: (a) such transfer or assignment is effected in accordance with applicable securities laws and (b) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned.
     Section 10. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     Section 11. Assignment; Binding Effect. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties provided, however, that without the consent of any other party hereto the rights of a Holder hereunder are assignable to any other Holder. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.
     Section 12. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:
Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone:      (52) (55) 2629-5808
Facsimile:       (52) (55) 2629-5895
Attention: General Counsel
with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza
New York, NY 10005
Telephone:	(212) 530-5000
Facsimile:	(212) 530-5219
Attention:	Marcelo A. Mottesi, Esq.
Luc A. Despins, Esq.
Matthew S. Barr, Esq.
if to a Holder, to the address set forth on the signature pages to this Agreement, with a copy (which shall not constitute notice) to:

Akin, Gump, Strauss, Hauer & Feld LLP 590 Madison Avenue New York, NY 10022
Telephone:	(212) 872-1000
Facsimile:	(212) 872-1002
Attention:	Michael S. Stamer, Esq.
Steven H. Scheinman, Esq.
Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt. Notices may be given by United States of America counsel to the party hereto.

     Section 13. Specific Performance; Remedies. Each party acknowledges and agrees that the other parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of New York having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.
     Section 14. Submission to Jurisdiction; Waiver of Jury Trial.
          (a) Submission to Jurisdiction. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby must be brought in any federal court located in the State of New York or any New York state court, and each party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such, action, suit or proceeding in any such court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, service of process on such party as provided in Section 14(c) shall be deemed effective service of process on such party.
          (b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY REPRESENTS THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER

INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 14(b).
          (c) Service of Process. By the execution and delivery of this Agreement, the Company hereby appoints CT Corporation System as its authorized agent upon which process may be served in any legal action or proceeding which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, arising out of or relating to this Agreement. Service of process upon such agent at the office of such agent at 111 Eighth Avenue, 13th Floor, New York, NY 10011, and written notice of said service to the Company at its address set forth in Section 12 hereof, shall be deemed in every respect effective service of process upon the Company in any such legal action or proceeding. Such appointment shall be irrevocable so long as the Holders shall have any rights pursuant to the terms thereof or of this Agreement until the appointment of a successor by the Company and such successor’s acceptance of such appointment. The Company further agrees to take any and all actions, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of such agent or successor.
     Section 15. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.
     Section 16. Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.
     Section 17. Amendments. An amendment or modification to any provision of this Agreement will require the written consent of the Company and the holders of at least 66 2/3% of the Second Priority Notes then outstanding.
     Section 18. Extensions; Waivers. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.
     Section 19. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, that if any provision of this Agreement, as applied to any party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.
     Section 20. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of determining whether a party has signed this Agreement or any document contemplated hereby or any amendment or waiver hereof, only a handwritten original signature on a paper document or a facsimile copy of such a handwritten original signature shall constitute a signature, notwithstanding any law relating to or enabling the creation, execution or delivery of any contract or signature by electronic means.
     Section 21. Construction. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first covenant.
     Section 22. Attorneys’ Fees. If any dispute among any parties arises in connection with this Agreement, the prevailing party in the resolution of such dispute in any action or proceeding will be entitled to an order awarding full recovery of reasonable attorneys’ fees and expenses, costs and expenses (including experts’ fees and expenses and the costs of enforcing this Section 22) incurred in connection therewith, including court costs, from the non-prevailing party.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company has executed this Registration Rights Agreement as of the date first above written.

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ Cynthia Pelini Addario
Name: Cynthia Pelini Addario
Title: EVP Finance & Administration

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone: (52) (55) 2629-5808
Fax: (52) (55) 2629-5895

By:	/s/ Carmen Ochoa
Name: Carmen Ochoa
Title: General Counsel

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone: (52) (55) 5201-0858
Fax: (52) (55) 2629-0895
Signature page to SPSSN Registration Rights Agreement

Schedule A
Holders